UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 0-5255

CUSIP Number: 192479 10 3

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Coherent, Inc.
Full Name of Registrant

Former Name if Applicable

5100 Patrick Henry Drive
Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Registrant’s current report on Form 8-K filed with the SEC on November 1, 2006, the Registrant has initiated an independent review by a special committee of its board of directors of the company’s historical stock option practices and related accounting. The company requested the independent review following an internal review of its historical stock option practices, which was a voluntary review initiated in light of news of the option practices of numerous companies across several industries. Independent counsel and advisors have been engaged to assist the special committee with its review. At this time, the Registrant has not determined if it needs to record any non-cash adjustments related to prior stock option grants or to restate any of its previously filed financial statements. The special committee will make every effort to complete its investigation as soon as practicable. However, the Registrant will not be in a position to file its quarterly report on Form 10-Q for the fiscal quarter ended December 30, 2006 until after the completion of the investigation, which will not occur within the prescribed time period for the filing of such Form 10-Q (including the extension under Rule 12b-25).

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bret M. DiMarco	(408)	764-4000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	Form 10-K for the fiscal year ended September 30, 2006
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No*

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*

Because of the independent investigation regarding historical stock option practices and related accounting issues discussed in Part III above, the Registrant has not checked either box in Part IV subsection 3, as it is not possible at this time for the Registrant to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the annual report on Form 10-K for the fiscal year ended September 30, 2006 or its quarterly report on Form 10-Q for its fiscal quarter ended December 30, 2006.

Coherent, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 9, 2007	By:	/s/ Bret M. DiMarco
Name: Bret M. DiMarco
Title: Executive Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).